ASSURANCE DIMENSIONS

Financial Statements and Report of Independent Certified Public Accountants

EV Semi-Fleet Corp.

December 31, 2021

EV Semi-Fleet Corp.

Table of Contents

Independent Auditor's Report

To the Member of **EV Semi-Fleet Corp.**

Opinion

We have audited the accompanying financial statements of **EV Semi-Fleet Corp.**, which comprise the balance sheet as of December 31, 2021 and the related statements of operations, member's deficit, and cash flows for the period from April 19, 2021 (inception) to December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **EV Semi-Fleet Corp.**as of December 31, 2021, and the results of its operations and its cash flows for the period from April 19, 2021 (inception) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of **EV Semi-Fleet Corp.** and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about **EV Semi-Fleet Corp.**'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **EV Semi-Fleet Corp.**'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **EV Semi-Fleet Corp.**'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Margate, Florida
April 6, 2022

EV Semi-Fleet Corp.
Balance Sheet
December 31, 2021

ASSETS		
Current Assets		
Cash	$	155
Total Current Assets		155
TOTAL ASSETS	$	155
LIABILITIES AND SHAREHOLDER'S DEFICIT		
Credit card payable	$	4,686
Total Current Liabilities		4,686
TOTAL LIABILITIES		4,686
Shareholder's Deficit		
Founders Shares, zero par, 50,000,000 authorized, 45,000,000 issued and outstanding as of December 31, 2021		-
Series A Common Stock, $.10 par, 150,000,000 authorized, and zero issued and outstanding as of December 31, 2021		-
Additional paid in capital		4,801
Accumulated deficit		(9,332)
TOTAL SHAREHOLDER'S DEFICIT		(4,531)
TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT	$	155

The accompanying notes are an integral part of this financial statement.

EV Semi-Fleet Corp.
Statement of Operations
For the period from April 19, 2021 to December 31, 2021

REVENUE		
Total revenue	$	-
EXPENSES		
Total operating expenses		9,332
LOSS FROM OPERATIONS		(9,332)
OTHER INCOME (EXPENSES)		-
NET LOSS	$	(9,332)

The accompanying notes are an integral part of this financial statement.

EV Semi-Fleet Corp.
Statement of Shareholder's Deficit
For the period from April 19, 2021 to December 31, 2021

	Founders Shares	Class A Common Shares	Class B Common Shares	Class C Common Shares	Additional Paid In Capital	Retained Earnings	Total
April 19, 2021	-	-	-	-	$ -	$ -	$ -
Issuance of founders shares	45,000,000	-	-	-	-	-	-
Shareholder contribution	-	-	-	-	4,801	-	4,801
Net loss	-	-	-	-	-	(9,332)	(9,332)
December 31, 2021	45,000,000	-	-	-	$ 4,801	$ (9,332)	$ (4,531)

The accompanying notes are an integral part of this financial statement.

EV Semi-Fleet Corp.

Statement of Cash Flows

For the period from April 19, 2021 to December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(9,332)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Credit card payable		4,686
Net cash provided by operating activities		(4,646)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder contribution		4,801
Net cash provided by financing activities		4,801
NET INCREASE IN CASH		155
Cash at beginning of year		-
Cash at end of year	$	155
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-

The accompanying notes are an integral part of this financial statement.

Note A – Nature of Business and Organization

EV Semi-Fleet Corp.("the Company") was organized in April 2021 in the State of Wyoming. Our Company plans on advancing the Class-8 semi-truck industry, by purchasing a fleet of all-electric semi-trucks and placing them into freight hauling operations nationwide. EV Semi-Fleet Corp. believes in the advancement of technology provided by Tesla, Inc. and the need to aid in an eco-friendly way of transporting goods to the end user.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2021. The Company's tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company's 2021 tax year is open for examination for federal and state taxing authorities.

Based on the limited activity of the Company in 2021 the effects of ASC 740 are immaterial to the financial statements as of December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note C – Shareholder's Deficit

As amended February 7, 2022 Shareholder's deficit consists of two classes of shares, Founders Common Shares and Class A Common Shares. During the period from inception to December 31, 2021 the Company issued 45,000,000 shares of Founders Common Shares. That same shareholder contributed approximately $4,800 during the period from inception to December 31, 2021.

Note D – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company's financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note E – Subsequent Events

Subsequent to December 31, 2021 the Company issued 28,125,000 Class A Common Shares for $.04 per share for total proceeds of $1,125,000. The Company also issued 5,000,000 Founders Common Shares for zero proceeds.

Management has assessed subsequent events through April 6, 2022, the date on which the financial statements were available to be issued.